January 9, 2014

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund V, L.P., Series 3 (the “Partnership”) – Property Disposition and Fund Liquidation Notice

Dear «ATTENTION»,

You may recall that the Partnership sent a proposal to sell the Partnership’s interest (the “Broadway LP Interest”) in Broadway Apartments, Limited Partnership, a New Mexico limited partnership (“Broadway Apartments”) dated November 1, 2013. The proposal was approved on December 9, 2013. Pursuant to the approved proposal, the Broadway LP Interest was sold on December 31, 2013. According to the proposal, the transfer was made for consideration intended (at a minimum) to be sufficient to pay for the Partnership’s closing costs.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 136% of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

This was the last remaining property investment of the Partnership.  Therefore, the Partnership has wound up its affairs and terminated its operations as of December 31, 2013.  The Partnership’s upcoming 2013 K-1 will be your final K-1 for your interest in the Partnership.  Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes The taxable disposition of an interest in an apartment complex and the liquidation of the Partnership might allow a Limited Partner to use passive losses previously allocated to him or her and not previously used. The sale of the interest described herein will result in gross taxable income to Limited Partners which will be reflected in your 2013 K-1, expected to be delivered to you approximately February or March 2014. You are encouraged to consult your own tax advisor as to the specific tax consequences as a result of the sales once the 2013 K-1 is received.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,

/s/ DENIM MERCADO

Denim Mercado
Investor Services Manager
cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com